April 20, 2018
Via EDGAR
Mr. Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
US Securities and Exchange Commission
Division of Corporation Finance
Office of Financial Services
Washington, DC 20549

RE:    BOK Financial Corporation
Form 10-K for the Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-37811

Dear Mr. Rodriguez:
This letter is submitted by BOK Financial Corporation (“the Company”) in response to the comments received from the Securities and Exchange Commission staff in a letter dated April 11, 2018 regarding the Company’s filing referenced above. We appreciate the staff’s efforts to assist us in our compliance with applicable disclosure requirements in our filings.

Form 10-K for the Fiscal Year Ended December 31, 2017
Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page 78

1. Please revise in future filings to have your independent auditor include the city and state where the audit report was issued as required by Rule 2-02 or Regulation S-X.

The Company will revise future filings to include the city and state where the audit report was issued.
Please call me at 918-588-6319 or John Morrow at 918-588-8673 if we can be of further assistance.

Sincerely,

BOK Financial Corporation

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President and
Chief Financial Officer